

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Peter A. L. Macdonald
Secretary and Executive Vice President
loanDepot, Inc.
c/o LD Holdings Group LLC
26642 Towne Centre Drive
Foothill Ranch, CA 92610

> **Re: loanDepot, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 27, 2021**
> **File No. 333-252024**

Dear Mr. Macdonald:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 86

1. We note that the pro forma column in the Capitalization table reflects several adjustments including the reorganization, the offering transaction, and the October transactions. Please address the following:
   - Revise your presentation to disaggregate (in columnar format) each of the significant transactions referenced.
   - Confirm to us that the pro forma adjustment(s) for the "October Transactions" include adjustments for each component as described on page iii.
   - We note your pro forma Capital (Equity) includes Class A,B,C,and D common stock,

issued and outstanding; however, no amounts are reflected in the pro forma column. Revise to include footnote disclosure clarifying why no such amounts are presented.

- Tell us why you include adjustments for the October transactions here; however, you do not reflect such adjustments in your pro forma financial statements beginning on page 96.
- We note your presentation of a pro forma negative cash balance of $(33,496) here and $(38,496) on your unaudited pro forma consolidated balance sheet on page 97. Tell us why you believe, with reference to authoritative literature, it is appropriate to present a pro forma negative cash balance, as opposed to a liability or other presentation.

Reconciliation of Non-GAAP Measures, page 93

2. We have reviewed your response to comment 2 from your correspondence dated January 11, 2021. Please revise your disclosures here and elsewhere in the filing to clarify and quantify the specific nature of the unrealized and realized gains (losses) from derivative assets and liabilities. There should be sufficient disclosure such that an investor can reconcile to the total amounts disclosed in the table on page F-28. Alternatively, revise your table at the bottom of page F-28 to disaggregate amounts included within your unrealized gains and realized losses from derivative assets and liabilities.

Unaudited Pro Forma Consolidated Financial Information, page 96

3. We note that the pro forma information is prepared to give effect to the Offering Transactions. However, it does not appear that there are any adjustments or footnotes describing the net proceeds received and used from the Offering, as described on page 84. Please tell us why, and revise to include adjustments with footnotes describing these activities and any related impacts, as necessary.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page 98

4. We note your disclosure of the items and activities described in footnotes 2, 3 and 4. However, it is unclear how the description and amounts in the footnote reconcile to the adjustment amounts presented on the face of the Unaudited Pro Forma Consolidated Balance Sheet on page 97. Please revise to expand your disclosures to include more detailed information to reconcile the amounts and items described in the footnote to the adjustment amounts presented on the face of the pro forma balance sheet.

Notes to the Consolidated Financial Statements
Note 14 - Equity Based Compensation, page F-44

5. We note from your disclosure that in June 2020 you exchanged 219,098,855 Class V units for 631,851,581 Class X Units, and that the modification resulted in $6.4 million in share-based compensation expense based on the market value of the units at the modification

    date. Please explain to us how you determined the fair value of the common stock underlying your equity issuances (i.e., the aforementioned exchange transaction) and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

    You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Nolan McWilliams at 202-551-3217 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance

cc: Joshua N. Korff